AFTERMARKET ENTERPRISES, INC.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

October 9, 2007

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:    Aftermarket Enterprises, Inc.
  File No. 333-141676

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 15, 2007, are quoted below and are followed in each case by the Company’s response thereto. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Risk Factors, page 4
Our Vendor Relationships Subject us to a number of Risks, page 5

Comment No. 1

We note your response to comment 10 in our letter dated April 26, 2007. In your new disclosure, you state that you would “attempt to provide” your customers with an alternative brand of brush bars and grill guards if you were unable to receive supplies from WAAG Los Angeles. Please disclose whether you believe you would be able to find an alternative supplier. If not, please state.

Response, page 5

We have added additional disclosure indicating we believe we could find additional brush bars and grill guards.

The loss of Key Senior Management Personnel Could Negatively Affect Our …page 5
Comment No. 2

This risk factor appears to imply that you have more than one key employee. For example, you state that you depend on the continued services and performance of “key personnel, particularly Adam Anthony our president.”

Also, you state the “loss of any of our executive officer or other key employee could harm our business.” Please revise to make clear that you have only one key employee, if true.

Response, page 5

We have added additional disclosure.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Our expansion into New product Areas Subjects us to Business and . . . page 7
Comment No. 3

Please revise this risk factor to disclosure each new product area to which you are expanding and discuss the specific risk to you in each of these expansions.

Response, page 6

Additional disclosure has been added.

Comparative Date, page 10
Comment No. 4

The percentage of total shares purchased by new investors assuming a minimum offering of 300,000 shares appears to be incorrect. Please revise as appropriate.

Response, page 10

We have revised the percentage.

Use of Proceeds, page 11
Comment No. 5

We note that you estimate that $15,000 and $30,000 will be used to repay debt if the minimum or maximum, respectively, is raised; however, on page 23 under “Certain Relationships and Related Transactions, “ it appears that if a minimum of $50,000 is raised, then debt holders may demand payment for a total of $40,000 under the Holmes and Ascendiant notes. Please revise you disclosure or advise us.

Response, page 25-26

We were able to negotiate amendments to the two notes to limit the amount of payments required from funds raised.

Reports to Shareholders, page 16
Comment No. 6

We note your response to comment 20 in our letter dated April 26, 2007. Please revise the disclosure in this section and in your Additional Information section on page 27 to include our new address at 100 F Street, NE, Washington, DC 20549.

Response, page 16

The address has been revised.

Description of Business, page 17
Comment No. 7

We note your response to comment 22 in our letter dated April 26, 2007. Regarding your reference to the Specialty Equipment Manufacturer’s Association on pages 19 and 22, please provide us with marked copies of the reports or studies by SEMA upon which you are relying.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Response

We have modified the disclosure and are forwarding a hard copy of the report.

Plan of Operation, page 22
Comment No. 8

In the second-to-last paragraph of this subsection, you state that you are “actively seeking relationships with car accessory suppliers to be able to start offering additional products.” Please disclose the entities with which you are seeking relationships and the progress of your negotiations with them, if any.

Response, page 23

We have revised the disclosure.

Results of Operations, page 22
Comment No. 9

We note our response to comment 34 in our letter dated April 26, 2007. In your Results of Operations section, you state that you had revenues of $91,171 and losses of $7,729 for the year ended December 31, 2006. Also, you state that you had a net loss of $10,752 and sales of $69,323 for the quarter ended March 31, 2007. Please disclose the factors underlying your losses in these periods and quantify the effect that each factor had in your losses for each period. Also, please quantify your costs of goods sold and all other cost to you. In this regard, you state that your general and administrative costs for the period ended March 31, 2007 included the cost of your employee and office leases. Please quantify those costs.

Response, page 24

We have added additional disclosure.

Financial Statements, page F-1
Comment No. 10

Please update the financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations section as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the effective date of your registration statement. See Item 310(g) of Regulation S-B.

Response

Updated financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations section has been updated.

Consolidated Balance Sheet, page F-3
Comment 11

We note that you improperly present Goodwill as a component of current assets. Please revise your presentation.

Response

Consolidated Balance Sheet has been revised.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Comment 12

We note that you improperly present the subtotal line below, instead of above, the subtotal amount for total current liabilities. This comment also applies to the subtotal lines related to your presentation of gross profit and total expenses at page F-4 and total cash flows provided by operating and financing activities at page F-6.

Response

Improper formatting has been revised.

Consolidated Statement of Stockholders’ Deficit, page F-5
Comment 13

We note your response to comment 39 in our letter dated April 26, 2007. >From this response, we note that you removed the line item “conversion of debt to equity” from the consolidated statements of stockholders’ deficit. Please confirm, if true, that this transaction pertained to the financial statements of Everything SUV, LLC or Aftermarket Express, Inc. prior to your acquisition and, accordingly, the transaction is no longer applicable to your financial statements due to your revised treatment of the acquisition of Aftermarket Express, Inc. as a business combination under SFAS 141. Otherwise, please support the basis for your removal of the transaction from your financial statements.

Response

This transaction pertained to the financial statements of Everything SUV, LLC and was not applicable to the Company’s financial statements.

Revenue Recognition, page F-8

Comment 14

We note from the disclosure provided in response to comment 40in our letter dated April 26, 2007 that most of your products are shipped directly from the manufacturer to the customer, FOB destination. Therefore, please address the following:

-	Please tell us the process by which you determine that the manufacture has made a shipment to your customer.

-
Please tell us, and expand your disclosure to indicate, whether you estimate the value of products that have shipped but that have not been received by the customer as of the balance sheet date. To the extent you prepare an estimate, please provide us a summary of the analysis used to determine your manufactures’ delivery times and the estimate of deferred revenue as of December 31, 2006 and March 31, 2007. Also, please tell us if you have compared your estimates of delivery times to actual historical experience. To the extent you do not prepare an estimate, please tell us why not.

Response

We are notified in writing by two of our suppliers, WAAG of Los Angeles and Surco, Inc. on the day our orders are shipped out and we recognize revenue for those orders upon notification of shipment. All other suppliers have a standard 48 hour shipping policy unless a product is backordered. For all “standard” orders, we wait until the third business day following the placement of the order with the supplier, and then we recognize the revenue and charge the credit card. We are assured of collection by virtue of the fact that we authorize the credit card for all appropriate charges prior to placement of the order with the supplier. If a product is backordered, the supplier notifies us of such upon receipt of our order and we immediately notify the customer. Revenue recognition for backorders is delayed until we receive notification from the supplier that the order has been shipped to the customer.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Orders that are awaiting shipment from the supplier as of the end of any reporting period are not included in reported revenues.

We have revised the Revenue Recognition disclosure.

Note 2. Business Acquisitions, page F-8
Comment 15

We note from your response to comment 44 in our letter dated April 26, 2007 and from the financial statements in Amendment No. 1 to your registration statement on Form SB-2 filed July 20, 2007 that you raised your treatment of the acquisition of Aftermarket Express, Inc. from reverse merger accounting to a business combination under SFAS 141. Therefore, please address the following:

-	Please clearly label the column headings of your December 31, 2006 financial statements as “Restated.”
-
Please request your independent accountants to provide a report that includes an explanatory paragraph that identifies the nature of the restatements and refers the reader to the note that discusses the restatement in detail. See Auditing Standards Codification AU sections 508.16 and 420.12.

-
Please add a note to your financial statements to include a detailed description of the nature of the errors included in your Form SB-2 filed March 30, 2007. IN your disclosure, please discuss all of the revisions made to your financial statements as of and for the periods ended December 31, 2006. Please clearly disclose that your removed the results of operations for Aftermarket Express, Inc. prior to the date of acquisition. In this regard, you may consider presenting a schedule in columnar form that reconciles the affected financial statement line items, including loss per share, to the as restated amounts. See paragraph 26 of SFAS 154.

-	Please expand Note 2 Business Acquisitions to include all applicable disclosures under paragraphs 51-57 of SFAS 141.
-
Please revise your filing to include the audited historical financial statements of Aftermarket Express, Inc. See Item 310(c) of Regulation S-B. In this regard, please note that the statements of equity/ (deficit) should reflect the historical capital structure of Aftermarket Express, Inc.

-	Please revise your filing to include the pro forma information showing the effects of the acquisition. See Item 310(d) of Regulation S-B.

Response

All restated financial statements for December 31, 2006 have been labeled as “restated”. The auditor’s opinion letter has been revised to include the explanatory paragraph regarding the restatement. Footnote 5 has been added to provide a detailed description of the nature of the errors and their effect on the financial statements. Note 2 Business Acquisitions has been expanded to better disclose the business combination with Aftermarket Express, Inc. Historical and pro-forma financial statements have been added along with detailed explanations to the note to better explain how the transaction was recorded and other pertinent points of the acquisition. The purchase price of $31,300 was a negotiated figure based upon a multiple of adjusted cash flow for EverythingSUV, LLC for the calendar year ending 12-31-05. The purchase price of $31,300 and the actual negative book value of Aftermarket Express, Inc. of $771 was allocated to the Website. .

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Comment 16

It appears from our review of your financial statements that $31,260 of the $31,300 purchase price of Aftermarket Express, Inc. was allocated to goodwill. Please tell us the deliberative process that you went through in determining the purchase price allocation. Also, please tell us and disclose the business rationale that led you to pa such a premium over the fair value of the net assets acquired.

Response

The process used in determining the allocation to goodwill has been revised and discussed in note 2 and further expanded below. The purchase price of $31,300 was a negotiated figure based upon a multiple of adjusted cash flow for EverythingSUV, LLC for the calendar year ending 12-31-05. The purchase price of $31,300 and the negative book value of Aftermarket Express, Inc. of $771 was allocated to the Website.

Consolidated Balance Sheet, page F-10
Comment 17

Please revise the line item caption, Retained earnings, to Accumulated deficit.

Response

Consolidated Balance Sheet has been revised and updated.

Unaudited Consolidated Statements of Operations and Deficit, page F-11
Comment 18

Please note that you are required under Rule 310(a) of Regulation S-B to provide statements of operations for the interim period up to the balance sheet date of your most recent fiscal quarter and the comparable period of the preceding fiscal year. As you were not incorporated until August 2006, please explain to us how you have results of operations for the three month period ended March 31, 2006. Accordingly, please remove the comparable prior year interim period results of operations from your financial statements or explain to us why a revision is unnecessary. This comment also applies to your Unaudited Consolidated Statements of Cash Flows at page F-12.

Response

Unaudited Consolidated Statements of Operations and Deficit has been revised and updated.

Recently Issued Accounting Pronouncements, page F-13

Comment 19

We advise you that the purpose of discussing recently issued accounting standards is to alert readers of potential material matters arising from a change to a new accounting standard which will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up adjustment. Therefore, please replace your disclosure with a discussion of more recently issued accounting pronouncements. For each pronouncement, please disclosure the impact, if any, that you expect the adoption will have on your financial statements.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
October 9, 2007

Response

Recently Issued Accounting Pronouncements has been revised.

Signatures
Comment 20

We note your response to comment 47 in our letter dated April 26, 2007. The signature lines are still blank. Please revise to include the name of each signatory and indicate whether it was signed by that person. Also, in the last signature block, please include the position of principal accounting officer for Adam Anthony in addition to his position as chief executive officer, director, and chief financial officer.

Response

We have revised the signature lines.

Exhibits
Comment 21

Please update your independent auditor’s consent with your next amendment.

Response

Independent Auditor’s consent has been updated and included in the current amendment.

If you have further questions or need additional information, please let me know.

Sincerely, AFTERMARKET ENTERPRISES, INC. /s/ Adam Anthony Adam Anthony, CEO